

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Jennifer Ziolkowski
Chief Financial Officer
Vigil Neuroscience, Inc.
100 Forge Road, Suite 700
Watertown, MA 02472

> **Re: Vigil Neuroscience, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 21, 2023**
> **File No. 001-41200**

Dear Jennifer Ziolkowski:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Controls and Procedures, page 112

1. Please confirm that in your future periodic filings, beginning with your September 30, 2023 Form 10-Q, you will clearly disclose your conclusion regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Please confirm that your disclosure controls and procedures were effective for the past two quarters.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences